Exhibit 99.8

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE EXTENDS OFFER FOR WESTERN WIND

OFFER EXPIRES THURSDAY, FEBRUARY 21, 2013 AT 5:00 PM (EST)

HAMILTON, Bermuda, February 11, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) today announced that the Offeror has extended the expiry time of its offer to acquire the common shares of Western Wind Energy Corp. (“Western Wind” or the “Company”) for $2.60 per share (the “Offer”).

Brookfield Renewable is very encouraged by the number of shares that have been tendered since the release of the Ontario Securities Commission (“OSC”) decision on Friday, February 8, 2013. On that date, the OSC dismissed the application of Western Wind and agreed with Brookfield Renewable that a formal valuation of the Western Wind common shares is not required. Brookfield Renewable realizes that many shareholders were waiting for the OSC decision before deciding whether to tender to the Offer. Given that the OSC decision was only announced on February 8th, Brookfield Renewable wants to ensure that shareholders have adequate time to tender to the Offer, and has extended the Offer by 10 days, the minimum period permitted by statutory requirement.

Brookfield Renewable is now close to satisfying the minimum tender condition but still needs some additional support from shareholders to do so.

The new expiry time is 5:00 p.m. (EST) on February 21, 2013. The Offer price of $2.60 per share is Brookfield Renewable’s best and final offer. The Offer will not be further extended unless the minimum tender condition (50% of shares held by shareholders independent of Brookfield Renewable) is satisfied.

If the minimum tender condition is satisfied at the expiry time, the Offer will be extended for a further 10 business days. However, this will not happen unless the minimum tender condition is satisfied so shareholders need to act now should they wish to tender.

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares to the Offer before it expires at 5:00 p.m. (EST) on February 21, 2013 by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236